We consent to the incorporation by reference in this annual report (Form 10-K) of First Hartford Corporation and Subsidiaries of our report dated July 22, 1999, included in the 1999 Annual Report to the Shareholders of First Hartford Corporation and Subsidiaries.


/s/ Kostin Ruffkess & Company, LLC

West Hartford, Connecticut
July 22, 1999